INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

February 5, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust –File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Global Managed Futures Strategy Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 20, 2013, regarding Post-Effective Amendment No. 429 to the Registrant’s Form N-1A registration statement with respect to the 361 Global Managed Futures Strategy Fund (the “Fund”), a series of the Registrant.  The Registrant also received additional comments from a telephone conversation with Ms. Anu Dubey on February 3, 2014 relating to the use of the word “global” in the name of the Fund.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 464 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

1.  Cover page legend also needs to reference the Commodity Futures Trading Commission (“CFTC”) pursuant to CFTC adopting release dated August 13, 2013, Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators.

Response:  The Registrant has made the requested revision.

Fees and Expenses Table

2. Include, as an exhibit to the Amendment, a copy of the fee waiver agreement with the Fund’s investment advisor that is referenced in the footnote to the Fees and Expenses Table.

Response: The Registrant has included a copy of the amended Appendix to the fee waiver agreement as an Exhibit to the Amendment.  In addition, please note that the Registrant has received representation from the Fund’s advisor that the Fund will only hold “short” positions on futures contracts which do not generate dividend or interest expenses.  Furthermore, the Fund’s advisor estimated that “Acquired fund fees and expenses”, if any, will be less than 0.01%.  Accordingly, the line items with the caption “Short dividend and interest expense” and “Acquired fund fees and expenses” have been removed from the table.

Principal Investment Strategies

3.  Last sentence of the second paragraph states “the Fund will invest at least 40% of its net assets in investments of issuers organized, headquartered or doing a substantial amount of business outside the Unites States, including investments exposed to such issuers …”, revise the phrase “exposed to such issuers” or clarify how will the Fund’s investments in futures contracts will be valued for purposes of compliance with the 40% policy.  On a telephone conversation with the Registrant on February 3, 2014, Ms. Dubey further commented that with the use of “global” in the fund name, please describe how it will invest its assets to “connote diversification among investments in a number of different countries throughout the world,” pursuant to Footnote 42 of Rule 35d-1’s Adopting Release.

Response:  In the Investment Company Institute Memorandum 26215 regarding "SEC Staff Comments on Fund Names (35d-1)" (June 4, 2012, available at http://www.ici.org/my_ici/memorandum/memo26215)), in relevant part, states that:  “The staff believes that one effective way to satisfy [the mandate for diversification among investments in a number of different countries throughout the world] is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US.  They do not believe, however, that this approach is compulsory.  Reviewers have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.’  Statements to the effect that the fund will invest ‘primarily’ or ‘majority of its assets’ in non-U.S. securities are also acceptable.”  In light of the foregoing, the Registrant has revised the principal investment strategies of the Fund to read as follows:

“In pursuing its investment objective, the Fund expects to primarily focus, under normal circumstances, on investment in long or short positions in futures contracts for which the underlying reference asset is an index comprised primarily of non-U.S. issuers, although for brief periods of time the Fund may take temporary cash positions when the Adviser’s investment methodology dictates that the Fund exit a number of its positions simultaneously.  The Fund further expects that, under normal circumstances, such non-U.S. issuers will be from at least three different countries other than the United States.”

4.  Please explain how the Fund’s strategy intends to achieve its stated investment objective of “low correlation to the returns of global stock and bond markets.”

Response:  The Fund’s advisor believes that a portfolio of long and short positions generally have low correlation to the market and that the revised principal investment strategies disclosure included in the response to Item 3 above satisfies this comment.

5.  It appears the word “not” is missing from the sentence “Moreover, there may be extended periods of time during which the Fund will hold any long or short futures positions” in the third paragraph of this section.  If so, please remove this sentence as the Fund may only deviate from its principal investment strategies when taking temporary defensive positions in response to adverse market conditions.

Response:  The Registrant has made the requested deletion.

6.  In light of references to ADRs, GDRs, and emerging markets in risk factor entitled “Foreign Investment Risk”, add disclosure that the Fund will invest in ADRs, GDRs, and emerging markets under Principal Investment Strategies.

Response:  The Registrant has obtained confirmation from the Fund’s advisor that the Fund is not expected to invest in ADRs and GDRs.  In addition, the Fund’s advisor does not anticipate the fund’s investment in emerging markets to be a principal strategy.  Accordingly, references to ADRs, GDRs and emerging markets have been removed from the “Foreign Investment Risk” paragraph.

7.  Disclose the Fund’s market cap policy with respect to investments in underlying equity securities and credit and maturity policies with respect to fixed income securities of ETFs and ETNs and any relevant risks.

Response:  The Registrant has received confirmation from the Fund’s advisor that it does not intend to invest in ETFs and ETNs.  Accordingly, all references to ETFs and ETNs and their related risk disclosures have been removed under the “Principal Investment Strategies” and “Principal Risks” sections.

8.  In light of the reference to swaps and forward contract in risk factor entitled “Derivatives Risk”, If the use of swaps and forward contracts are principal strategies, add disclosures to the principal investment strategies to reflect these investments.

Response:  The Registrant has obtained confirmation from the Fund’s advisor that swap and forward contracts are not principal strategies of the Fund.  Accordingly, references to swaps and forward contracts have been removed.

9.  In light of the disclosure regarding portfolio turnover risk that is set forth as a principal risk in the Summary Section, please add disclosure that the Fund may engage in active and frequent trading of portfolio securities under Principal Investment Strategies.

Response:  The Registrant has made the requested revision.

10. Please disclose, if applicable, the performance of all accounts or pools that are managed by the Fund’s advisor and that have investment objectives, policies, and strategies substantially similar to the Fund pursuant to the CFTC adopting release dated August 13, 2013, Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators.

Response:  The Registrant has obtained representation from the Fund’s advisor that it currently does not manage other accounts or pools that have investment objectives, policies, and strategies substantially similar to those of the Fund.

Principal Risks of Investing

11.  The risk factor titled “Asset Segregation Risk” states that “the Fund is permitted to set aside liquid assets in a n amount equal to the Fund’s daily marked-to-market net obligations under the contracts …”, please confirm in the response letter that the Fund follow this segregation policy only on futures contracts that are contractually obligated to cash settled.

Response:  The Registrant confirms that it will apply the above reference asset segregation policy only to futures contracts that are contractually obligated to settle in cash.

Portfolio Managers

12.  Disclose if the portfolio managers are jointly and primarily responsible for the day to day management of the Fund’s portfolio.  See Instruction 2 to Item 10 of Form N-1A.

Response:  The Registrant has added the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Principal Investment Strategies, Policies and Risks

13.  The first paragraph of this section states that the Fund may enter into swap agreements, purchase or sell precious metals directly, structured notes.  Please reconcile the investments listed under this section with the investment policy identified in the Principal Investment Strategies section of the Prospectus.

Response:  The Registrant has made the requested revision.

Swap Agreements

14.  Please add disclosure that the Fund will segregate assets using the notional value when the Fund is a seller of credit default swaps.

Response:  The Registrant has made the requested revision.

Rule 12b-1 Plan

15.  Disclose whether the Rule 12b-1 Plan reimburses or compensates the distributor pursuant to Item 19(g)(2) of Form N-1A.

Response:  The Registrant has made the requested revision.

Proxy Voting Policy

16.  The disclosure refers to two sets of proxy voting policies that the Fund will use to determine how to vote proxies relating to portfolio securities:  the Trust “Policies” and the “Advisor’s Proxy Policies.”  Only the “Advisor’s Proxy Policies” are attached as Appendix B.  Please also attach the Trust “Policies” as part of Appendix B and revise this disclosure to state that it includes the Trust Policies as well.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI.  The Registrant has also revised the disclosure to state “See Appendix B for the Advisor’s Proxy Policies and the Trust Policies.”

Portfolio Holdings Information

17.  The second sentence on page B-55 states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain to us why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.  Also, please disclose how the Fund will deem such information to be public (e.g., the information will be posted immediately on the Fund’s website).

Response:  The Registrant has revised the disclosure to state that “Management of the Fund may make publicly available its portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626.914.1041) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/Rita Dam
Rita Dam
Investment Managers Series Trust
Treasurer